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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eastlake Capital L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 North Wells St., Suite 202
(No. and Street)

Chicago,	IL	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Lim — (312) 596-6198
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gimbel Abrams + Singer
(Name — *if individual, state last, first, middle name*)

10 S. Riverside Plaza, Suite 1275	Chicago,	IL	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Chris J. Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eastlake Capital, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title



"OFFICIAL SEAL"
DANIEL G. PAPPANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/20/2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTLAKE CAPITAL, L.L.C.

CONTENTS

GIMBEL ABRAMS + SINGER

Certified Public Accountants

10 South Riverside Plaza, Chicago, Illinois 60606

312.782.1010 FAX 312.782.6574

cpa@gascpa.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Eastlake Capital, L.L.C.

We have audited the accompanying statement of financial condition of Eastlake Capital, L.L.C. as of December 31, 2001, and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastlake Capital, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



January 28, 2002

EASTLAKE CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 155,489
DUE FROM BEAR STEARNS SECURITIES CORP.	36,494
PREPAID EXPENSE	12,000
OFFICE EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $10,958	9,438
SECURITY DEPOSITS	5,673
	$ 219,094

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Checks issued in excess of funds on deposit	$ 28,411
Accounts payable and accrued expenses	4,390
Capitalized lease obligations	1,382
Total Liabilities	34,183
MEMBER'S EQUITY	184,911
	$ 219,094

SEE NOTES TO FINANCIAL STATEMENTS

EASTLAKE CAPITAL, L.L.C.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions	$ 662,268	
Other	76,885	
		$ 739,153
EXPENSES:		
Clearing charges	149,662	
Commissions	247,649	
Salaries	120,109	
Advertising	6,464	
Data processing	6,064	
Depreciation	3,780	
Equipment rental and repair	5,263	
Health insurance	2,419	
Insurance	4,011	
Interest	609	
Meals and entertainment	2,872	
Miscellaneous	1,254	
Office expense	3,352	
Office supplies	3,672	
Payroll taxes	10,193	
Professional fees	21,341	
Regulatory fees	3,706	
Rent	18,779	
Telephone	18,756	
Travel	5,236	
		635,191
OPERATING INCOME		103,962
OTHER INCOME:		
Interest	5,352	
Gain on sale of marketable securities	28,512	
		33,864
NET INCOME		$ 137,826

SEE NOTES TO FINANCIAL STATEMENTS

EASTLAKE CAPITAL, L.L.C.

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

BALANCE, DECEMBER 31, 2000	$ 114,274
NET INCOME	137,826
WITHDRAWALS	(67,189)
BALANCE, DECEMBER 31, 2001	$ 184,911

SEE NOTES TO FINANCIAL STATEMENTS

EASTLAKE CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 137,826	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,780	
Gain on sale of marketable securities	(28,512)	
(Increase) decrease in:		
Due from Bear Stearns Securities Corp.	(23,707)	
Prepaid expense	(12,000)	
Security deposits	(3,778)	
Increase (decrease) in:		
Accounts payable and accrued expenses	(18,598)	
Net Cash Provided By Operating Activities		$ 55,011
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of marketable securities	152,262	
Purchase of office equipment	(5,000)	
Net Cash Provided By Investing Activities		147,262
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in checks issued in excess of funds on deposit	24,637	
Payments of capitalized lease obligations	(4,232)	
Member withdrawals	(67,189)	
Net Cash Used By Financing Activities		(46,784)
NET INCREASE IN CASH AND CASH EQUIVALENTS		155,489
CASH AND CASH EQUIVALENTS, BEGINNING		0
CASH AND CASH EQUIVALENTS, END		$ 155,489
SUPPLEMENTAL INFORMATION:		
Interest paid		$ 609

SEE NOTES TO FINANCIAL STATEMENTS

EASTLAKE CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business:

Eastlake Capital, L.L.C. (Eastlake) was formed on July 15, 1998, as a Delaware limited liability company pursuant to the Illinois Limited Liability Company Act. Eastlake's member has limited liability for the obligations or debts of the entity. Eastlake is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Eastlake accepts customer orders and clears most orders through Bear Stearns Securities Corp. Accordingly, Eastlake does not hold securities on behalf of customers.

Eastlake shall be dissolved December 31, 2048 unless dissolved earlier.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, Eastlake considers all instruments with an original maturity of three months or less to be cash equivalents.

During the course of operations, Eastlake maintains cash balances in excess of federal insurance limits.

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the estimated economic lives of the underlying assets.

Commissions:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes:

No provision for federal or state income taxes has been provided in the accompanying financial statements since the Company's profit and losses are reported on the individual member's tax return.

NOTE 2 - RESERVE REQUIREMENTS:

Eastlake is not obligated to report under SEC Rule 15c3-3 since it does not maintain special reserve bank accounts for the exclusive benefit of customers. Therefore, Eastlake does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL:

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000. At December 31, 2001, Eastlake's net capital as defined by SEC Rule 15c3-1 was $149,690 in excess of minimum net capital required.

NOTE 4 - MARKETABLE SECURITIES:

Eastlake holds marketable securities, if any, for investment and not for resale as a dealer in securities. Marketable securities are reported at fair value, with the unrealized gains and losses included in the accompanying statement of income. Costs are computed on an average cost per share basis for determining realized gains or losses. At December 31, 2001, there were no securities. Realized gains on securities sold during 2001 were $28,512.

NOTE 5 - CAPITALIZED LEASE OBLIGATIONS:

Eastlake acquired certain equipment through two long-term capital leases. The leases have effective interest rates of 12.2% and 19.7% and expire in the year 2002.

Future minimum payments under these leases are as follows:

Year Ending December 31,	Amount
2002	$ 1,428
Less amount representing interest	(46)
Present value of capitalized lease obligations	$ 1,382

Equipment under capital lease at December 31, 2001 had a total cost of $11,653 and a net book value of $3,356.

NOTE 6 - OPERATING LEASE:

Eastlake entered into a lease agreement for its office facility that expires on August 31, 2004 and requires monthly rent payments of $2,403, increasing to $2,524 on September 1, 2002 and $2,650 on September 1, 2003.

Future minimum lease payments under this lease are as follows:

Year Ending December 31,	Amount
2002	$29,321
2003	30,787
2004	21,197
	$81,305

NOTE 7 - COMMISSIONS EXPENSE:

Eastlake has an agreement with an individual that has not been formalized, to pay him commissions. Total commissions expense incurred under this agreement was $99,782 during 2001.

SUPPLEMENTARY INFORMATION

EASTLAKE CAPITAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL:		
Total member's equity		$184,911
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expense	$12,000	
Property and equipment, net	9,438	
Security deposits	5,673	
		27,111
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		157,800
HAIRCUTS ON SECURITIES:		
Money Market		3,110
NET CAPITAL		$154,690
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		$ 5,000
Excess net capital		$149,690

EASTLAKE CAPITAL, L.L.C.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

NET CAPITAL PER UNAUDITED X-17A-5	$147,109
DECREASE IN MEMBER'S EQUITY	(11,086)
DECREASE IN NONALLOWABLE ASSETS	13,667
DECREASE IN OTHER DEDUCTIONS	5,000
HAIRCUTS ON SECURITIES	0
NET CAPITAL PER AUDITED X-17A-5	$154,690

G I M B E L   A B R A M S + S I N G E R

Certified Public Accountants

10 South Riverside Plaza, Chicago, Illinois 60606

312.782.1010   FAX 312.782.6574

cpa@gascpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Eastlake Capital, L.L.C.

In planning and performing our audit of the financial statements of Eastlake Capital, L.L.C. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Eastlake Capital, L.L.C., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

G I M B E L A B R A M S + S I N G E R

Certified Public Accountants

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gimbel Abrams + Singer

January 28, 2002